Filed Pursuant to Rule 424(b)(3)

Registration No. 333-287869

Prospectus Supplement No. 4

(To Prospectus Dated June 20, 2025)

Heidmar Maritime Holdings Corp.

Up to 11,080,332 Common Shares

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated June 20, 2025 (as supplemented to date, the “Prospectus”) with the information contained in our report on Form 6-K, filed with the Securities and Exchange Commission on November 6, 2025.

The Prospectus relates to the resale from time to time of up to 11,080,332 common shares, par value US$0.001, per share (“Common Shares”) of Heidmar Maritime Holdings Corp., incorporated under the laws of the Marshall Islands, by B. Riley Principal Capital II, LLC, a Delaware limited liability company.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Shares are currently listed on The Nasdaq Capital Market under the symbol “HMR.” On November 5, 2025, the last reported sales price of our Common Shares was US$1.30 per share.

Investing in our securities involves a high degree of risk. You should carefully review the risks and uncertainties described in the section titled “Risk Factors” beginning on page 14 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

None of the U.S. Securities and Exchange Commission or any state securities commission has approved or disapproved of the securities or determined if this prospectus supplement or the Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 6, 2025.

Third Quarter 2025 Highlights

•
Total revenues of $15.6 million, up 117%, from $7.2 million in Q3 2024.
•
Net income from continuing operations attributable to shareholders of $1.2 million or $0.02 per share.
•
Adjusted net income from continuing operations of $1.8 million, which excludes $0.7 million in non-cash stock-based compensation.

•
Cash and cash equivalents of $9.1 million as of September 30, 2025.

Adjusted net income from continuing operations is not a measurement recognized under U.S. GAAP (GAAP) and should not be used in isolation or as a substitute for Heidmar’s financial results presented in accordance with GAAP. See “Non-GAAP Financial Measures” later in this prospectus suppleent for the definitions and reconciliation of this measurement to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

THIRD QUARTER 2025 RESULTS COMPARED TO THIRD QUARTER 2024

•
Total revenues, earned from commissions, management fees and voyage and time charter hire, were $15.6 million for the three months ended September 30, 2025, compared to $7.2 million for the three months ended September 30, 2024. The increase of $8.4 million is mainly attributable to the increased number of vessels that commenced short-term spot and time charter voyages during the third quarter of 2025, including the Platform Supply Vessel (PSV) ACE Supplier, which commenced its charter operations in April 2025. Net income from continuing operations attributable to shareholders was $1.2 million or $0.02 per share. Adjusted net income from continuing operations was $1.8 million and excludes $0.7 million in non-cash stock-based compensation. General and Administration expenses were $3.1 million for the three months ended September 30, 2025 compared to $2.7 million for the three months ended September 30, 2024. The increase of $0.4 million is mainly due to the amortization of the stock-based compensation.

NINE-MONTH 2025 RESULTS COMPARED TO NINE MONTHS 2024

Total revenues, earned from commissions, management fees and voyage and time charter hire, were $30.8 million for the nine months ended September 30, 2025, up $7.2 million from $23.6 million in the same period of 2024. This growth was primarily due to the increased number of vessels that commenced short-term spot and time charter voyages mostly during the third quarter of 2025 and due to the PSV ACE Supplier, which commenced its charter operations in April 2025. Net loss from continuing operations attributable to shareholders was $4.8 million or $0.08 per share. General and Administration expenses were $13.5 million for the nine months ended September 30, 2025 compared to $9.6 million for the nine months ended September 30, 2024. The increase of $3.9 million is mainly attributable to the costs incurred when the Company listed on the Nasdaq, amortization of the stock-based compensation and the one-off bonus awarded to certain executives.

Key quarterly highlights:

•
On September 30, 2025 the Company completed the disposal of its loss-making subsidiary, Heidmar Trading DMCC to the management of the entity. The sale resulted in a gain of $0.06 million that was recognized in the third quarter of 2025.

•
Under the Purchase Agreement with B. Riley Principal Capital II LLC (BRPC II) announced in June 2025, the Company as of September 30, 2025 had issued and sold 201,682 shares at a gross average price of $1.42 per share, generating net proceeds of approximately $256,000.

•
Our Chief Executive Officer, Pankaj Khanna, purchased 55,900 shares of the Company’s common stock in the open market during September 2025. Mr. Khanna purchased these shares at an average price of $1.30 per share, representing a total investment of approximately $72,670.

•
Fleet Developments:

o
One Suezmax newbuild tanker: A newbuilding Suezmax tanker, constructed at New Times Shipbuilding Co., joined Heidmar’s commercially managed fleet in August 2025.
o
Two LR1 Super Eco newbuild vessels: Heidmar is expanding its presence in the clean petroleum products market with two advanced LR1 tankers integrated into its commercially managed fleet in August and September 2025 from a top-quality Chinese shipyard.
o
One Super Eco LR2 newbuilding: A state-of-the-art, super eco LR2 tanker, built at a leading Chinese shipyard, is scheduled to join Heidmar’s fleet under full technical and commercial management in late November 2025.
o
One Super Eco LR2 newbuilding: A state-of-the-art, super eco LR2 tanker, built at a leading Chinese shipyard, is scheduled to join Heidmar’s fleet under full technical and commercial management in December 2025, which is the sister vessel to the LR2 previously announced and scheduled for delivery by end November.

Forward-Looking Statements

This prospectus supplement contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Company. All statements other than statements of historical facts contained in this prospectus supplement, including statements regarding the Company’s future results of operations and financial position, business strategy, prospective costs, timing and likelihood of success, plans and objectives of management for future operations, future results of current and anticipated operations of Heidmar are forward-looking statements. These forward- looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions.

The forward-looking statements in this prospectus supplement are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include unforeseen liabilities, expansion and growth of the Company’s operations, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker, container or PSV vessel capacity, changes in the Company’s operating expenses, demand for the Company’s managed fleet, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general international geopolitical conditions and conflicts, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off‐ hires, and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond the Company’s control, you should not rely on these forward-looking statements as predictions of future events. Forward- looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law, the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company does not give any assurance that it will achieve its expectations.

HEIDMAR MARITIME HOLDINGS CORP. FINANCIAL TABLES

Explanatory Note

On February 20, 2025, the common shares of Heidmar Maritime Holdings Corp. (the “Company”) commenced trading on the Nasdaq Capital Market, or Nasdaq, under the symbol “HMR” through a business combination transaction involving Heidmar Inc. (“HMI”) and MGO Global Inc. (“MGO”), a Nasdaq-listed company. The Company and HMI are entities under common control. Pursuant to U.S. generally accepted accounting principles (“U.S. GAAP”), this transaction is accounted for as a business acquisition, with Heidmar Inc. being the accounting acquirer and MGO the acquired entity.

Accordingly, the historical interim financial information of Heidmar Inc. has been carried forward as the historical interim financial information of the Company. The interim financial information for the three-month and nine-month periods ended September 30, 2025, includes the results of operations and financial position of Heidmar Maritime Holdings Corp. and its subsidiaries, Heidmar Inc. and MGO.

Comparative interim financial information for the three-month and nine-month periods ended September 30, 2024, reflects only the historical financial results of Heidmar Inc., the accounting acquirer. The results of MGO for the comparative period are not presented within the comparative financial information, as MGO is accounted for as the acquired entity and its historical interim financial information does not constitute the predecessor interim financial information of the Company. The Company consolidates MGO from the date of acquisition forward.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Revenues:
Trade revenues	1,361,745	766,043	2,812,168	2,387,022
Trade revenues – related parties	1,588,362	3,147,622	5,821,401	8,709,281
Voyage and time charter revenues	12,669,777	3,257,281	22,138,136	11,868,729
Syndication income, related party	–	20,560	–	670,282
Total revenues	15,619,884	7,191,506	30,771,705	23,635,314
Expenses/(Income):
Voyage expenses	992,640	-	2,007,698	610,292
Gain on inventories	-	-	(182,633)	-
Operating lease expenses	1,579,431	2,444,448	6,614,472	7,352,349
Operating lease expenses, related party	2,619,991	-	4,802,413	-
Voyage and charter-in expenses	7,299,051	-	7,299,051	1,320,063
Other operating income Gain on disposal of subsidiary	(746,071) (61,130)	- -	(1,479,042) (61,130)	- -
General and administrative expenses	3,079,540	2,746,012	13,516,324	9,552,011
Depreciation and amortization	19,314	26,502	57,970	49,559
Total expenses	14,782,766	5,216,962	32,575,123	18,884,274
Operating income/(loss)	837,118	1,974,544	(1,803,418)	4,751,040
Other income / (expenses), net:
Interest income, net	41,912	115,435	134,226	320,795
Interest income – related parties	-	-	5,060	-
Foreign exchange (losses) / gains	(104,954)	(4,792)	203,468	(168,404)
Finance (costs)/income, net	(2,579)	(448,904)	80,735	(1,425,492)
Finance costs, related party from assignee	-	-	-	(77,117)
Share of loss	(47,773)	(592,471)	(125,983)	(592,471)
Other income/(expenses), net	443,890	59,695	(3,314,220)	166,037
Total other income/(expenses), net	330,496	(871,037)	(3,016,714)	(1,776,652)
Net income/(loss) from continuing operations	1,167,614	1,103,507	(4,820,132)	2,974,388
Net loss from discontinued operations	-	-	(13,770,740)	-
Net income/(loss)	1,167,614	1,103,507	(18,590,872)	2,974,388

Net income/(loss) from continuing operations per:
Common share, basic and diluted	0.02	0.02	(0.08)	0.05
Weighted average shares outstanding:
Common shares, basic and diluted	58,274,468	57,102,588	58,109,295	57,102,588
Net loss from discontinued operations per:

Common share, basic and diluted	-	-	(0.24)	-
Weighted average shares outstanding:
Common shares, basic and diluted	58,274,468	57,102,588	58,109,295	57,102,588
Net income/(loss) from operations per:
Common share, basic and diluted	0.02	0.02	(0.32)	0.05
Weighted average shares outstanding:
Common shares, basic and diluted	58,274,468	57,102,588	58,109,295	57,102,588

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET DATA

(in U.S. dollars)

	September 30, 2025	December 31, 2024
	(unaudited)	(audited)
ASSETS
Cash and cash equivalents	9,108,594	20,029,506
Other current assets	13,951,191	10,222,269
Investment in joint venture	-	1,569,573
Other non-current assets	46,871,981	6,300,148
Total assets	69,931,766	38,121,496
LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accruals	4,829,479	1,730,308
Payable to shareholder	-	5,239,219
Other liabilities	50,376,089	12,936,559
Total stockholders’ equity	14,726,198	18,215,410
Total liabilities and stockholders’ equity	69,931,766	38,121,496

OTHER FINANCIAL DATA (unaudited)

Nine months ended September 30,

2025		2024
Net cash provided by operating activities from continuing operations	1,681,228	3,853,454
Net cash used in investing activities from continuing operations	(5,235,283)	(665,368)
Net cash used in financing activities from continuing operations	(8,210,594)	(676,707)
Net cash used in operating activities from discontinued operations	(395,830)	-
Net cash provided by investing activities from discontinued operations	883,550	-

NON-GAAP FINANCIAL MEASURES

Reconciliation of Net Income/(loss) from continuing operations to Adjusted EBITDA

(in U.S. Dollars) (unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Net income / (loss) from continuing operations	1,167,614	1,103,507	(4,820,132)	2,974,388
Interest and finance (income)/cost, net	(39,333)	333,469	(220,021)	1,181,814
Depreciation and amortization	19,314	26,502	57,970	49,559
EBITDA	1,147,595	1,463,478	(4,982,183)	4,205,761
Stock-based compensation	675,362	–	4,313,476	–
Non-cash expense relating to the fair value of earnout shares
	–	–	3,917,767	–
Adjusted EBITDA	1,822,957	1,463,478	3,249,060	4,205,761

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represent net income/ (loss) from continuing operations before interest and finance (income)/ costs, net, depreciation and amortization and income taxes, if any, during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA further adjusted to exclude stock-based compensation and the non-cash expense relating to the fair value of the earnout shares, which the Company believes are not indicative of the ongoing performance of its core operations. We present EBITDA and Adjusted EBITDA as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. EBITDA and Adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Reconciliation of Net income/(loss) from continuing operations to Adjusted Net Income from continuing operations

(in U.S. Dollars) (unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Net (loss) / income from continuing operations	1,167,614	1,103,507	(4,820,132)	2,974,388
Unrealized expense relating to fair value of earnout shares	–	–	3,917,767	–
Stock-based compensation	675,362	–	4,313,476	–
Adjusted net income from continuing operations attributable to shareholders	1,842,976	1,103,507	3,411,111	2,974,388
Weighted-average number of shares outstanding	58,274,468	57,102,588	58,109,295	57,102,588
Adjusted net income from continuing operations per share attributable to shareholders	$0.03	$0.02	$0.06	$0.05

Heidmar considers Adjusted net income from continuing operations to represent net income/(loss) before certain non-cash items, including the loss on the fair value of the earnout shares and amortization of stock-based compensation. We have included adjustments for these items because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects these items may have from period-to-period. Adjusted net income from continuing operations per share attributable to shareholders equals Adjusted net income from continuing operations per share attributable to shareholders divided by the weighted average number of shares outstanding during the period. Adjusted net income from continuing operations does not represent and should not be considered as an alternative to net income/(loss) from continuing operations, as determined by GAAP. The Company's definition of Adjusted net income from continuing operations may not be the same as that used by other companies in shipping or other industries. Adjusted net income from continuing operations is not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.